Exhibit 12
EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited, dollars in thousands)

	Three Months Ended May 31,
	2008	2009
Earnings[1]	$6,764	$21,819
Plus: Fixed charges	10,030	8,478
Less: Preferred stock dividends	(2,246)	(2,195)

Adjusted Earnings	$14,548	$28,102

Fixed Charges:
Interest expense (including amortization of debt expenses)	$7,057	$5,619
One-third of rental expense[2]	727	664
Preferred stock dividends	2,246	2,195

Total Fixed Charges	$10,030	$8,478

Ratio of Earnings to Fixed Charges	1.5	3.3

[1]	Earnings before income taxes, noncontrolling interests, discontinued operations and earnings of equity investees.

[2]	Considered to be representative of interest factor in rental expense.